Synex International Inc.

Third Quarter Report

For nine months ended March 31, 2002

2002

REPORT FROM THE PRESIDENT

Revenue for the first nine months of fiscal 2002 was $2,721,055 as compared to $3,069,546 for the corresponding period of the previous year, while net income after tax increased to $283,721 from $150,422. The earnings per share in the nine months was $0.02 as compared to $0.01 for the corresponding period of the previous year. For the three month period ended March 31, 2002, revenue increased to $1,097,974 from $1,031,073 and net income after tax increased to $259,354 from $58,779 for the corresponding three months of the previous year. The decrease in revenue for the nine months was largely a result of lower sales from the software division during the first six months of the fiscal year. The increase in net income for the nine months was mainly due to lower selling, general and administrative costs and tax benefits not previously recognized.

Synex Systems Corporation

Revenue for the first nine months of fiscal 2002 was $1,927,580, a decrease of 12% from the previous year. Revenue for the latest three months increased by 5% from the previous year. The segment operating profit for the nine months increased to $286,881 from $235,724 for the corresponding period of the previous year. The slowdown of the economy within North America has affected F9 revenue, particularly the F9 Professional sales. During February 2002, the sales staff was increased and the hot-link versions for most of the Microsoft Great Plains SQL accounting products were released. In addition, a new distribution agreement was executed with an accounting software vendor located in Pennsylvania, covering the sale of F9 within a niche market.

Synex Energy Resources Ltd.

Revenue for the first nine months of fiscal 2002 increased to $342,886 from $304,517 for the previous year while segment operating profit increased to $109,174 from $65,728. Synex Energy holds a US$1 million loan with the New World Power Corporation, repayment of which is overdue. This loan is secured by a first mortgage on the hydroelectric power plants owned by Wolverine Power Corporation, a wholly owned subsidiary of New World. New World is actively working towards the sale of these power plants and Synex Energy has made a proposal to purchase the shares of Wolverine Power Corporation. Synex Energy is continuing to advance the regulatory process and financial assessment for two planned hydroelectric projects, to be located on Vancouver Island, namely a 3MW plant near Tahsis and a 4MW plant near Gold River. Power Purchase Agreements with BC Hydro for the electricity generated by the plants were executed in December 2001. In March 2002, Synex Energy received an Offer of Licence from the provincial government covering the rights of way needed for the construction of a powerline and subsequent operation of an electrical utility at Kyuquot on the west coast of Vancouver Island. Following execution of these documents, construction of the powerline can proceed. Completion of the project is scheduled for the fall of 2003. Subsequent to the end of the third quarter, it was announced that Synex Energy holds almost 10% of the shares of Coast Mountain Power Corp. Coast Mountain recently completed a feasibility report for the Forrest Kerr Hydroelectric Project, a 100 MW plant to be located in northern British Columbia with an estimated project cost of $195 million.

Sigma Engineering Ltd.

The engineering division continues to be active on a number of assignments with a recently increased number of employees. Revenue from external customers for the first nine months of fiscal 2002 decreased to $439,287 from $481,336 of the previous year, while segment operating profit increased to $86,405 from $45,507. Currently, the services of the engineering division performed for Synex Energy and others relate mostly to hydroelectric opportunities in British Columbia.

OUTLOOK

The Company has a long history of success in the energy and software businesses. All the divisions are operating profitably and total revenue in the third quarter of 2002 was higher than in the third quarter of 2001 and the preceding quarter. The opportunities that are being pursued subsequent to the buy-out of the former controlling shareholder in June 2001 are now showing tangible results.

Greg J Sunell, President

Synex International Inc

Consolidated Balance Sheets

(unaudited)

		March 31 2002		June 30 2001
Assets				
Current				
Cash and cash equivalents	$	**505,463**	$	548,878
Accounts receivable		**1,237,645**		1,315,747
Prepaid expenses		**50,422**		53,866
		1,793,530		1,918,491
Loan receivable		**1,486,049**		1,484,653
Capital assets		**217,476**		225,430
Future income taxes		**195,132**		110,422
Other assets		**413,669**		257,630
	$	**4,105,856**	$	3,996,626

Liabilities				
Current				
Accounts payable and accrued liabilities	$	**414,013**	$	513,894
		414,013		513,894
Shareholders' equity				
Capital stock		**4,740,202**		4,814,810
Deficit		**(1,048,359)**		(1,332,078)
		3,691,843		3,482,732
	$	**4,105,856**	$	3,996,626

Approved by the Directors

Alan W Stephens
Director

Greg J. Sunell
Director

Synex International Inc

Consolidated Statements of Income and Deficit

(unaudited)

	Three months Ended March 31		Nine months Ended March 31	
	2002	2001	**2002**	2001
Revenue	$ **1,097,974**	1,031,073	$ **2,721,055**	3,069,546
Expenses				
Amortization	**24,132**	42,767	**68,408**	98,959
Selling, general and administrative	**831,724**	919,287	**2,402,465**	2,770,066
	$ **855,856**	962,054	$ **2,470,873**	2,869,025
Income before provision for income taxes	**242,118**	69,019	**250,182**	200,521
Provision for income taxes	**(17,236)**	10,240	**(33,539)**	50,099
Net income for the period	$ **259,354**	58,779	$ **283,721**	150,422
Deficit at beginning of period	**(1,307,713)**	(1,361,307)	**(1,332,080)**	(1,452,950)
Deficit at end of period	$ **(1,048,359)**	(1,302,528)	$ **(1,048,359)**	(1,302,528)
Earnings per share for the period :				
Net income	$ **0.02**	0.00	$ **0.02**	0.01
Fully diluted earnings per share for the period :				
Net income	$ **0.02**	0.00	$ **0.02**	0.01
Weighted average number of common shares outstanding :				
Basic	**15,402,194**	15,689,250	**15,402,194**	15,689,250
Fully diluted	**15,846,638**	15,689,250	**15,846,638**	15,689,250

Synex International Inc

Consolidated Statements of Cash Flows

(unaudited)

		Three months Ended March 31			Nine months Ended March 31	
		2002	2001		**2002**	2001
Operating activities						
Net income	$	**259,354**	58,779	$	**283,721**	150,422
Amortization		**24,132**	42,767		**68,408**	98,959
Future income taxes		**(84,710)**	0		**(84,710)**	18,160
		198,776	101,546		**267,419**	267,541
Changes in operating assets and liabilities :						
Decrease (increase) in accounts receivable		**(123,980)**	93,912		**78,102**	(51,821)
Decrease (increase) in prepaid expenses		**5,042**	568		**3,444**	19,959
(Decrease) in accounts payable and accrued liabilities		**(89,805)**	(50,717)		**(99,881)**	(203,440)
	$	**(9,967)**	145,309	$	**249,084**	32,239
Financing activities						
Common shares purchased		**(27,843)**	(6,210)		**(74,608)**	(30,787)
	$	**(27,843)**	(6,210)	$	**(74,608)**	(30,787)
Investing activities						
Loan receivable		**0**	0		**(1,396)**	0
Energy projects (net)		**(114,310)**	(26,702)		**(198,423)**	(93,183)
Capital asset additions		**(9,242)**	(8,732)		**(54,440)**	(48,873)
Investments (net)		**47,669**	0		**36,370**	(2,000)
Deferred financing costs		**0**	3,947		**0**	11,839
	$	**(75,883)**	(31,487)	$	**(217,889)**	(132,217)
Increase (decrease) in cash and cash equivalents		**(113,693)**	107,612		**(43,413)**	(130,765)
Cash and cash equivalents at beginning of period		**619,156**	625,784		**548,876**	864,161
Cash and cash equivalents at end of period	$	**505,463**	733,396	$	**505,463**	733,396
Supplemental disclosure of cash flow information :						
Cash payment for taxes	$	**(7,530)**	(10,284)	$	**(21,500)**	(31,939)
Cash receipts for taxes	$	**16,226**	14,583	$	**27,572**	14,583

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS :

1. BASIS OF PRESENTATION

These consolidated financial statements conform in all respects to the requirements of generally accepted accounting principles for annual financial statements, and follow the same accounting policies and methods of their application as the annual financial statements for the most recent Annual Report.

These consolidated financial statements do not include all disclosures required for annual financial statements, and therefore these statements should be read in conjunction with the consolidated financial statements as set out in the the most recent Annual Report.

Synex International Inc

2. BUSINESS SEGMENTS

For the three months ended March 31

(unaudited)

The principal classes of business of the Company are the funding and development of energy projects, the development and marketing of software products and the provision of engineering and project management services.

2002		**Energy**	**Software**	**Engineering**	**Corporate**	**Consolidated**
Total revenue	$	131,723	775,773	253,730	258,139	
Inter-segment revenue (net)			2,576	64,642	254,173	
Revenue from customers	$	131,723	773,197	189,088	3,966	1,097,974
Segment operating profit	$	54,432	231,085	51,606	-	337,123
Corporate general expenses						95,005
Corporate income taxes						(17,236)
Net income for the period	$					259,354
Identifiable assets	$	2,465,423	1,003,060	382,214	255,159	4,105,856
Capital expenditures	$	114,309	4,365	4,877	-	123,551
Amortization	$	2,082	13,680	3,265	5,105	24,132

2001		**Energy**	**Software**	**Engineering**	**Corporate**	**Consolidated**
Total revenue	$	82,727	736,842	266,548	167,546	
Inter-segment revenue (net)			623	58,692	163,275	
Revenue from customers	$	82,727	736,219	207,856	4,271	1,031,073
Segment operating profit (loss)	$	(2,561)	108,244	33,142	-	138,825
Corporate general expenses						69,806
Corporate income taxes						10,240
Net income for the period	$					58,779
Identifiable assets	$	2,189,596	1,226,676	280,875	159,340	3,856,487
Capital expenditures	$	27,281	2,307	5,846	-	35,434
Amortization	$	3,744	29,267	3,818	5,937	42,766

The following table sets forth the geographic information of revenues which are attributed to countries based on location of customers :

Countries		**2002**	2001
Canada	$	337,308	331,804
United States		628,721	526,128
United Kingdom		85,420	132,709
Other Countries		46,525	40,432
Total	$	**1,097,974**	1,031,073

All of the company's long-lived assets are located in Canada.

2. BUSINESS SEGMENTS - continued

For the nine months ended March 31

(unaudited)

The principal classes of business of the Company are the funding and development of energy projects, the development and marketing of software products and the provision of engineering and project management services.

2002		Energy	Software	Engineering	Corporate	Consolidated
Total revenue	$	342,886	1,930,565	639,938	468,628	
Inter-segment revenue (net)			2,985	200,651	457,326	
Revenue from customers	$	342,886	1,927,580	439,287	11,302	2,721,055
Segment operating profit	$	109,174	286,881	86,405	-	482,460
Corporate general expenses						232,278
Corporate income taxes						(33,539)
Net income for the period	$					283,721
Identifiable assets	$	2,465,423	1,003,060	382,214	255,159	4,105,856
Capital expenditures	$	198,423	43,433	7,460	3,547	252,863
Amortization	$	6,246	38,049	9,133	14,980	68,408

2001		Energy	Software	Engineering	Corporate	Consolidated
Total revenue	$	304,517	2,198,295	669,253	392,326	
Inter-segment revenue (net)			429	187,917	306,499	
Revenue from customers	$	304,517	2,197,866	481,336	85,827	3,069,546
Segment operating profit	$	65,728	235,724	45,507	73,000	419,959
Corporate general expenses						219,438
Corporate income taxes						50,099
Net income for the period	$					150,422
Identifiable assets	$	2,189,596	1,226,676	280,875	159,340	3,856,487
Capital expenditures	$	94,731	29,483	11,235	6,607	142,056
Amortization	$	11,233	60,208	9,840	17,678	98,959

The following table sets forth the geographic information of revenues which are attributed to countries based on location of customers :

Countries		2002	2001
Canada	$	**864,110**	924,780
United States		**1,532,243**	1,781,394
United Kingdom		**213,852**	267,943
Other Countries		**110,850**	95,429
Total	$	**2,721,055**	3,069,546

All of the company's long-lived assets are located in Canada.

Synex International Inc.

Stock Exchange Listing
The Toronto Stock Exchange
Trading Symbol (SXI)
Listed on June 5, 1987

Auditors
Deloitte & Touche LLP
Chartered Accountants
2000 - 1055 Dunsmuir Street
Vancouver, B.C. V7X 1P4

Solicitors
Fraser Milner Casgrain
Barristers and Solicitors
15th Floor
The Grovesnor Building
1040 West Georgia Street
Vancouver, B.C. V6E 4H8

Registrar and Transfer Agent
Computershare Trust Company of Canada
510 Burrard Street
Vancouver, B.C. V6C 3B9

Bankers
Royal Bank of Canada
1025 West Georgia Street
Vancouver, B.C. V6E 3N9

Head Office
1444 Alberni Street, 4th Floor
Vancouver, BC V6G 2Z4
Telephone 604-688-8271
Facsimile 604-688-1286

Website
www.synex.com
Email: gsunell@synex.com